Exhibit 99.1

Draganfly Announces Participation at the Noble Capital Markets’ Nineteenth Annual Emerging Growth Equity Conference

Boca Raton, FL., November 30, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced that it will attend and present at NobleCon19 - Noble Capital Markets’ Nineteenth (19) Annual Emerging Growth Equity Conference at Florida Atlantic University, Executive Education Complex, in Boca Raton, FL. on December 5th at 1 pm EDT. There is also the opportunity to meet with management at our breakout session scheduled immediately following our presentation.

A high-definition video webcast of the presentation will be available the following day as part of a complete catalog of presentations available at Noble Capital Markets’ Conference website: www.nobleconference.com and on Channelchek, the investor portal created by Noble. The webcast will be archived on the NobleCon website and Channelchek.com for 90 days following the event.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at: www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Noble Capital Markets, Inc.

Noble Capital Markets (“Noble”) is a research-driven investment bank that has supported small & microcap companies since 1984. As a FINRA and SEC licensed broker-dealer, Noble provides institutional-quality equity research, merchant and investment banking, and order execution services. In 2005, Noble established NobleCon, an investor conference that has grown substantially over the last decade. Noble launched www.channelchek.com in 2018 - an investor community dedicated exclusively to public small and micro-cap companies and their industries. Channelchek is the first service to offer institutional-quality research to the public for FREE at every level without a subscription. More than 6,000 public emerging growth companies are listed on the site, with growing content including research, webcasts, podcasts, and balanced news.